669 River Drive, Center 2
Elmwood Park, NJ 07407
201-703-3400 phone
201-703-3443 fax
www.emdeon.com
August 18, 2006
VIA EDGAR AND FACSIMILE (202) 772-9208
Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Emdeon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006,
May 2, 2006 and May 4, 2006
File No. 000-24975
Dear Mr. Gilmore:
     We received your letter dated July 18, 2006 (the “Letter”), setting forth the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to the letter from Emdeon Corporation (“Emdeon” or the “Company”) to the Staff dated June 29, 2006 (the “June 2006 Letter”). Our responses to the specific comments in the Letter are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.
Form 10-K filed March 16, 2006
Consolidated Statements of Operations, page F-6
     1. Please refer to comment 1 in our letter dated May 26, 2006. We have reviewed your response and it is unclear to us why you believe that your presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X. You clearly state that you provide both products and services and your reasons for not providing this information does not appear to be persuasive. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(b)(1) and (2) of Regulation S-X. Please revise your presentation or explain to us why you believe that this guidance does not apply.

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
August 18, 2006

     Response
     The Company notes the Staff’s comment and will amend its Annual Report on 10-K for the year ended December 31, 2005 to include this additional disclosure. Additionally, the Company recently filed its Form 10-Q for the quarter ended June 30, 2006, and (i) included the additional information with respect to product and service revenue, and the related cost of operations data on the face of the income statement, (ii) included a table in footnote 1 to present this same disclosure for the three annual periods ended December 31, 2005 and (iii) included a table in the segment information footnote to disclose service revenue and product revenue at the segment level.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-14
     2. Please refer to comment 2 in our letter dated May 26, 2006. We have reviewed your response and note that your PCS arrangements are priced with a renewal rate equal to a consistent percentage of the list price of the underlying software license. Clarify whether your PCS renewal rate is stated in your initial multiple element software license arrangements to your customers. If your renewal rates are stated in the initial contract, then tell us what percentage of your customers actually renew at the stated rates. We also note your statement that significant discounting of PCS services is rare. Clarify what you mean by significant discounting. In this regard, for discounting that you consider to be insignificant, tell us your percentage range for PCS renewals that you consider to be representative of VSOE of PCS.
     Response
     The Company notes that the PCS renewal rate is stated in the initial multiple element software license arrangements with our customers. Additionally, the percentage of customers that renew at these rates is in excess of 95%.
     In response to the Staff’s comment regarding discounting, the Company notes it generally considers a range of plus or minus 20% to be representative of VSOE of fair value for PCS.

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
August 18, 2006

Note 10. Long-Lived Assets
Goodwill and Intangible Assets, page F-34
     3. Please refer to comment 5 in our letter dated May 26, 2006. We have reviewed your response and note that you do not disclose the weighted average amortization period for your intangible asset due to the fact that actual amortization periods are disclosed for each significant intangible asset. However, this amortization period is only disclosed to the extent that the acquisition period is covered by the applicable Form 10-K and 10-Q filing. As a result of the acquired proprietary manufacturing technology used within the Porex segment making up a significant portion of your net carrying value of your intangible assets and having a significantly longer amortization period than your other intangible assets, we believe that you should revise future filings to comply with paragraph 44(a) of SFAS 142 to include the weighted average amortization period of your intangible assets or tell us why such compliance is not necessary.
     Response
     In response to the Staff’s comment, the Company has included the requested information related to weighted average lives in its recently filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. This information was included within Note 8 (Goodwill and Other Intangible Assets). Additionally, the Company inserted disclosure within this footnote to explain how the weighted average figures have been calculated. The Company will include similar information in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006, May 2, 2006 and May 4, 2006
     4. Please refer to comment 6 in our letter dated May 26 2006. We have reviewed your response and note that “Adjusted EBITDA” is used by the Company to total the reportable segments’ measures of profit or loss pursuant to SFAS 131. However, we note in the 8-K’s noted above, under “Key Financial Highlights,” you use “Adjusted EBITDA” as a non-GAAP measure on the Company as a whole as opposed to using it for reporting the results of your operating segments under SFAS 131. Pursuant to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP disclosures, the presentation of a “consolidated” segment profit or loss measure in any context other than the FASB Statement 131-required reconciliation in the footnote would be the presentation of a non-GAAP financial measure. As a result, revise your disclosure to either eliminate this reference or include the appropriate disclosures as noted in Question 8 of the FAQ to include the following:

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
August 18, 2006

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     As discussed in our previous comment, we believe you should further enhance your disclosures to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. It is also unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. As a result, if you intend to include this non-GAAP measure in future filings, revise your disclosures to clearly define why each recurring item is excluded and provide us with your proposed disclosure.
     Response
     In response to the Staff’s comment, Emdeon has included additional disclosure in Annex A to the earnings press release that it issued on August 8, 2006 and WebMD Health Corp. (“WebMD”) included similar additional disclosure in Annex A to the earnings press release that it issued on August 4, 2006. The Emdeon earnings press release, including the Annex, was furnished in a Form 8-K filed by Emdeon on August 8, 2006. The WebMD press release, including the Annex, were furnished in Form 8-Ks filed by Emdeon and WebMD on August 4, 2006. Emdeon and WebMD will include similar disclosure in connection with inclusion of non-GAAP measures in future filings.

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
August 18, 2006

     We appreciate the Staff’s additional comments and request that the Staff contact the undersigned at (201) 398-2653 with any questions or comments regarding this letter.

Respectfully submitted, Emdeon Corporation
/s/ Andrew C. Corbin
By: Andrew C. Corbin
Title:	Executive Vice President and Chief Financial Officer

cc:	Ms. Kathleen Collins, Accounting Branch Chief
Anthony Vuolo, Chief Financial
Officer of WebMD Health Corp.
Allison M. Keller, Esq.
Loren J. Weber, Esq.